December 27, 2018

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C.  20549

RE:                           Plug Power Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 12, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 9, 2018

Form 8-K filed August 9, 2018

File No. 001-34392

Dear Mr. Kuhar:

This letter is submitted on behalf of Plug Power Inc. (the “Company”, “us”, or “our”) in response to the comments of the Staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“Commission”) as set forth in your letter to the Company dated September 5, 2018.  Please consider this letter as a supplemental response to the original letter dated September 19, 2018.  For your convenience, the Staff’s comment and the response thereto that is specifically addressed in this supplemental letter is set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.                                Throughout this filing, you present and discuss revenue and gross profit/(loss) on a gross basis excluding the effects of the provision for the fair value of warrants issued as sales incentives.  Tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when presenting these measures.  That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP.  This comment also applies to similar presentation within your non-GAAP measures included in your August 9, 2018 Form 8-K earnings release.

Company Response:

As noted in the Company’s initial response in the letter dated September 19, 2018, the Company plans to present non-GAAP measures in future earnings releases.  However, the Company intends to revise the presentation of certain measures as described in this response.  As noted in the previous response, the Company does not plan on using non-GAAP measures in its Form 10-Q or Form 10-K filings.

The non-GAAP measures and operating metrics to be presented going forward and the Company’s definitions of each measure are as follows:

Gross Billings

The Company’s objective in presenting Gross Billings is to present an operating metric that conveys commercial growth over time.  The Company intends to present Gross Billings based on the invoice value of equipment deployed and services rendered.  Invoice value of equipment will be measured on a relative basis using cash value within contracts with customers and it will be attributed to the period in which equipment is deployed.  To that amount, the Company will add the invoice value for services rendered in the period.  These services include fuel provided, extended warranty contracts serviced, power provided under Power Purchase Agreements, etc.

The Company believes Gross Billings as constructed is an operating metric that is not within the scope of Regulation G as pursuant to Reg G §244.101 operating measures are not non-GAAP financial measures.

Adjusted Gross Profit

The Company has historically presented adjusted gross profit to convey core margins and as a measure of commercial growth and profitability.  Going forward, the Company will define adjusted gross profit as GAAP gross profit, adjusted for the interest component within operating lease expense.  The Company will no longer make an adjustment for the provision for customer common stock warrants when determining adjusted gross profit.

The Company believes adjusted gross profit represents the Company’s core margins because it excludes costs associated with funding mechanisms.  The Company has historically financed its Power Purchase Agreement deployments via a combination of operating and finance (formerly capital) leases.  As a result, the Company’s financial results are significantly influenced by relevant lease accounting standards.  The new lease accounting standard was adopted by the Company, effective January 1, 2018.  The most significant impact was the recognition of right of use assets and finance obligations related to operating leases on the Consolidated Balance Sheet. The Company recorded the present value of its future minimum operating lease payments as a liability and recognized an amortizing asset for its “right-of-use”.  Operating lease expense, presented within cost of revenue, includes an interest component associated with the Company’s operating lease liability.  The remainder of operating rent expense represents amortization of the right-of-use assets.  Because interest expense on finance leases is presented outside of GAAP gross margin, excluding the interest component of operating leases when determining adjusted gross profit aligns operating leases consistently with how the Company accounts for finance leases.

Adjusted EBITDA

The Company has historically presented Adjusted EBITDA and reconciled Adjusted EBITDA to Operating Loss.  After consideration of the Staff’s comment, the Company plans to present Adjusted EBITDA as a liquidity measure and to reconcile Adjusted EBITDA to Cash Flows from Operating Activities.  The definition of Adjusted EBITDA will be net cash provided by (used by) operating activities, adjusted for changes in working capital, cash-based interest expense, and principal and interest payments related to operating leases.  The Company believes Adjusted EBITDA portrays the Company’s ability to generate cash available for debt service.

The Company has historically financed its Power Purchase Agreement deployments via both operating and finance leases, which presents a challenge to present key measures consistently across both funding models.  As the operating lease liability amortizes, interest expense is recognized within operating rent expense and the remainder is recorded as a reduction of the liability.  A similar amount to the principal portion is recorded as depreciation within operating rent expense and a reduction of the right of use asset.  Historically the Company has excluded leased asset depreciation and interest on finance leases from Adjusted EBITDA. In order to present consistently, the Company will exclude interest expense and right of asset amortization currently included as operating lease expense when calculating Adjusted EBITDA.

Adjusted Free Cash Flow

The Company historically has included Adjusted Free Cash Flow as a non-GAAP financial measure.  The Company defines Adjusted Free Cash Flow as the sum of net cash provided by (used by) operating activities (adjusted for right-of-use asset depreciation associated with operating leases, equivalent to principal payments associated with such leases), net cash used for purchase of property, plant, and equipment and construction of leased property, and cash provided whereby the Company has monetized a PPA project deployed.

The Company believes Adjusted Free Cash Flow is an important liquidity measure used widely in the investing community to evaluate performance.  The Company excludes from Adjusted Free Cash Flow the aforementioned principal payments associated with operating leases, similar to how many companies adjust Free Cash Flow for principal payments on financing arrangements.  As noted above, these are operating outflows that are more similar to funding models that are outside operations (finance leases).  Therefore, they are excluded when arriving at Adjusted Free Cash Flow.

Project financing proceeds for Power Purchase Agreements deployments are added when determining Adjusted Free Cash Flow as the proceeds represent the current monetization of the projects by factoring future project cash flows and include the transfer of title to the project assets to the institutions factoring these project proceeds.  This adjustment allows for a holistic metric reflecting cash being generated (or used) by the Company, excluding equity transactions, any corporate debt issuance, and any corporate debt principal payments.

The metrics above, in conjunction with GAAP financial information, reflect those that the Company currently uses to manage the business and are metrics that investors and analysts inquire about routinely.  There may be from time to time other non-recurring transactions for which adjustments may be appropriate in accordance with the Regulation G and related guidance; however, the metrics above are what the Company intends to use for the foreseeable future.

For illustration purposes, attached is an example reconciliation of the above non-GAAP measures.

**************************

If you should have any questions concerning this matter, please contact me at 518-738-0281 or Gerard L. Conway, Jr. at 518-738-0319.

PLUG POWER INC.

By:	/s/ PAUL B. MIDDLETON
Name:	Paul B. Middleton
Title:	Chief Financial Officer

Cc:	Robert P. Whalen, Jr., Goodwin Procter LLP
Dean Geesler, KPMG LLP

 Plug Power Inc.

 Reconciliation of Non-GAAP Financial Measures

 (Dollars in 000’s)

For the three months ended
Reconciliation of Reported Gross Profit (Loss) to Adjusted Gross Profit	March 31, 2019

Gross profit (loss), as reported	$ X
Interest expense associated with PPA financings	X
Adjusted gross profit	$ X

For the three months ended
Reconciliation of Reported CFOA to Adjusted EBITDA	March 31, 2019

Net cash provided by (used by) operating activities, as reported	$ X
Change in working capital	X
Right-of-use asset depreciation and interest expense associated with PPA financings	X
Cash based interest expense on corporate debt	X
Adjusted EBITDA	$ X

For the three months ended
Adjusted Free Cash Flow	March 31, 2019

Net cash provided by (used by) operating activities	$ X
Net cash used for purchase of property, plant and equipment and construction of leased property	X
Cash provided by monetizing PPA deployments	X
Right-of-use asset depreciation associated with PPA financings	X
Adjusted free cash flow	$ X

Notes

To supplement the Company’s unaudited financial data presented on a generally accepted accounting principles (GAAP) basis, management has used adjusted gross profit, adjusted EBITDA and adjusted free cash flow, which are non-GAAP measures.  These non-GAAP measures are among the indicators management uses as a basis for evaluating the Company’s financial performance as well as for forecasting future periods.  Management establishes performance targets, annual budgets and makes operating decisions based in part upon these metrics. Accordingly, disclosure of these non-GAAP measures provides investors with the same information that management uses to understand the Company’s economic performance year over year. In addition, investors have historically requested and the Company has historically reported these non-GAAP financial measures as a means of providing consistent and comparable information with past reports of financial results. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income or other measures prepared in accordance with GAAP.  Adjusted gross profit, adjusted EBITDA and adjusted free cash flow are not measures of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity. While management believes that the non-GAAP financial measures provide useful supplemental information to investors, there are limitations associated with the use of these measures.  The measures are not prepared in accordance with GAAP and may not be directly comparable to similarly titled measures of other companies due to potential differences in the exact method of calculation.  The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP.